

January 17, 2013

Michael J. Kraupp
Chief Financial Officer and Treasurer
SkyWest, Inc.
444 South River Road
St. George, UT 84790

      Re: **SkyWest, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 24, 2012
              File No. 000-14719

Dear Mr. Kraupp:

We have reviewed your response letter dated December 20, 2012 and have the following comments.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings or by further advising us as appropriate. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis
Financial Highlights, page 42

1. Refer to your response to our prior comment 2. It remains unclear why your disclosure solely focuses on the engine maintenance expenses of the 96 CRJ 200 aircraft covered by the United Express contract flying agreements, when based on the table on page 41, it appears there are 141 other aircraft (i.e., 36 ERJ 145s, 70 CRJ 700s and 35 EMB 120s) also covered by these agreements. Please advise.

2. In connection with the above comment, it appears from your disclosures that your SkyWest Airlines Alaska capacity purchase agreement and SkyWest Airlines US Airways Express agreement (together, "agreements") have similar terms as the United Express agreements. Presumably, you are compensated under these agreements for aircraft maintenance expense, including engine maintenance expense, at fixed hourly rates, similar to that under the United Express agreements as indicated in your response to our prior comment 2. Accordingly, it

reasons that the revenue earned each reporting period under these agreements will not directly match the engine expense incurred each reporting period, like that under the United Express agreements as indicated in your response. However, your disclosure only addresses the engine maintenance expense associated with the United Express agreements, so it appears that investors are not being informed of the full financial impact resulting from engine maintenance events incurred under all similar arrangements between comparable reporting periods. Please advise.

Consolidated Statement of Operations, page 65

3. Refer to your response to our prior comment 5 whereby it appears that your contract flying agreements do not separate renting the aircraft from operating the aircraft. Consistent with your response, please further expand your disclosure in "Other Revenue Items" on page 75 within Note (1) to disclose why you believe that presenting rental income and related expense separately on the consolidated statement of operations will not be appropriate under your circumstance.

Notes to Consolidated Financial Statements
Note (1) Nature of Operations and Summary of Significant Accounting Policies
Passenger and Ground Handling Revenues, page 72

4. Refer to your response to our prior comment 6. To enhance your current disclosure, we believe you should consider expanding the note to specifically provide that the ancillary sources of other revenues commonly associated with airlines are retained by your major airline partners on flights that the company operates under its code-share agreements. Please advise and revise accordingly.

Definitive Proxy Statement on Schedule 14A

Item 13. Certain Relationships and Related Transactions, page 98

5. We note your response to our prior comment 9 and reissue in part. There does not appear to be any information about related party transactions in the definitive proxy statement. Please explain why you have not disclosed any of the information required by Item 404 of Regulation S-K.

       Please contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 if you have any questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or Justin Dobbie at 202-551-3469 concerning other matters. You may also contact me at 202-551-3380.

                                      Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief